Mary K. Johnson Vice President, Corporate Counsel
The Prudential Insurance Company of America 751 Broad Street, Newark, NJ 07102-3777 Tel 860-534-7704 kate.johnsonk@prudential.com

February 28, 2019

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:    Prudential’s Investment Plan Account
The Prudential Insurance Company of America
File Nos. 002-52715 and 811-01850
Withdrawal of Amendment to a Registration Statement under the
Securities Act of 1933

Members of the Commission:
Pursuant to Rule 477 under the Securities Act of 1933, Registrant is respectfully requesting the withdrawal of the 485APOS (File Nos. 002-52715 and 811-01850) filed on November 30, 2018, Accession No. 0001628280-18-014751.
This withdrawal is being made consistent with other instructions regarding obtaining a series and/or class identifier for the referenced registration statement. No securities were sold in connection with the Amendment.
If you have any questions, please call me at (860) 534-7704.
Very truly yours,

/s/Mary K. Johnson
Mary K. Johnson
Vice President, Corporate Counsel